FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of: August, 2003
                  ------------

Commission File Number 0-27322
                       -------

                         Mountain Province Diamonds Inc.
                        ---------------------------------
                 (Translation of registrant's name into English)

    Suite 212, 525 Seymour Street, Vancouver, British Columbia,Canada V6B 3H7
   --------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X     Form 40-F
                                      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

                    -----------------------------------------

                        NOTICE OF ANNUAL GENERAL MEETING
                    -----------------------------------------


Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Mountain Province Diamonds Inc. (the "Company") will be held on Tuesday, September 16, 2003, in the Moresby Island Room on the Discovery Floor of The Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 1:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended March 31, 2003;

2. To decrease the number of directors from nine to seven;

3. To elect directors for the ensuing year;

4. To appoint KPMG LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration; and

5. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

Take notice that pursuant to section 111 of the Company Act (British Columbia) ("Company Act") and section 4(2) of the Company Act Regulations, there are no qualifications for directors provided by the Company's Articles or by the Company Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director. The Company Act provides in subsection 114(1) that a person is not qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the Criminal Records Act (Canada); or a person whose registration in any capacity has been cancelled under the Securities Act (British Columbia) by either the B.C. Securities Commission or the Executive Director, or under the Mortgage Brokers Act (British Columbia) by either the Commercial Appeals Commission or the Registrar of Companies unless the applicable Commission, the Executive Director or the Registrar of Companies, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

DATED at Vancouver, British Columbia, this 11th day of August, 2003.

                                                         BY ORDER OF THE BOARD

                                                         /s/"Jan W. Vandersande"
                                                         -----------------------
                                                             Jan W. Vandersande
                                                             President

                              Information Circular

                                     for the

                             Annual General Meeting

                                       of

                         Mountain Province Diamonds Inc.

                                  to be held on

                           Tuesday, september 16, 2003

                        MOUNTAIN PROVINCE DIAMONDS INC.

          CANADA Office:                               USA Office:
  525 Seymour Street, Suite 212         3633 East Inland Empire Blvd., Suite 465
Vancouver, British Columbia V6B 3H7                Ontario, CA 91764
       Tel: (604) 687-0122                        Tel: (909) 466-1411

                    Website: http://www.mountainprovince.com
================================================================================

                              INFORMATION CIRCULAR
         (all information as at August 11, 2003 unless otherwise noted)


                         PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Tuesday, September 16, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

                             APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Computershare Trust Company of Canada ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. For general inquiries, shareholders may contact Computershare as follows:

         By Phone:                 1-800-564-6253
         By Fax:                   1-866-249-7775 (Within North America)
         By Fax:                   (416) 263-9524 (Outside North America)
         By Email:                 caregistryinfo@computershare.com

                             NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency

(such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.
     Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder"s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

                              REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the Canadian office of the Company, at Suite 212 - 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

                             EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 66,630,966 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities.

Any shareholder of record at the close of business on August 11, 2003 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

............................................. ..................................... .................................

Shareholder Name                                       Number of Shares              Percentage of Issued Shares

Mountain Glen Mining Inc. (1)                           16,015,696 (2)                        24%
Bottin (International) Investments Ltd. (3)             12,822,396                            19.2%
............................................. ..................................... .................................

(1) Mountain Glen Mining Inc. (the "Subsidiary") is a wholly-owned subsidiary of the Company.

(2) These shares cannot be voted on any resolution put to shareholders at the Meeting pursuant to section 159 of the Company Act (British Columbia) and section 31(3) of the Business Corporations Act (Alberta). It is anticipated that the Company and the Subsidiary will effect a further reorganization in due course to cancel these shares. Under the Business Corporations Act (Alberta), the Company is required to cause the Subsidiary to dispose of these shares by June 30, 2005.

(3)  Bottin (International) Investments Ltd. is controlled by Dermot Desmond.

                             EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)  the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at March 31, 2003 the end of the most recently completed fiscal year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

                                        Annual Compensation               Long Term Compensation
                                  ................................. ....................................

                                                                             Awards            Payouts
                                                                    ......................... ..........
                                                                    ............. ........... ..........

                                                                    Securities      Restricted
                                                       Other        Under           Shares or              All
Name and Principal      Fiscal                         Annual       Options /       Restricted             Other
Position of Named       Year                           Compen-      SARs            Share       LTIP       Compen-
Executive Officer       Ending    Salary    Bonus ($)  sation ($)   Granted         Units       Pay-Outs   sation ($)
........................ ......... ......... .......... ............ ............. ........... .......... ............

Jan W. Vandersande      2003      Nil       15,390     149,665 (1)    36,000        Nil         N/A        Nil
President               2002      Nil       Nil        207,913 (1)   225,000 (2)    Nil         N/A        Nil
                        2001      Nil       Nil        246,010 (1)    60,000 (3)    Nil         N/A        Nil
........................ ......... ......... .......... ............ ............. ........... .......... ............

Paul Shatzko            2003      Nil       Nil        45,000  (5)   150,000 (6)    Nil         N/A        331,500 (7)
Former Chairman of      2002      Nil       Nil        96,000  (5)   225,000 (2)    Nil         N/A        Nil
the Board (4)           2001      Nil       Nil        163,000 (5)   100,000 (3)    Nil         N/A        Nil
........................ ......... ......... .......... ............ ............. ........... .......... ............

(1) These monies were paid to Dr. Vandersande pursuant to a consulting agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(2) 25,000 of these stock options were granted in consideration of the reduction of the monthly remuneration payable to each of Dr. Vandersande and Dr. Shatzko. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(3) All of these stock options were granted in consideration of the reduction of the monthly remuneration payable to each of Dr. Shatzko and Dr. Vandersande. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(4) Dr. Shatzko served as the Chairman of the board of the Company's directors from November 1, 1997, and as President of the Company's Subsidiary from July 18, 2000, until his resignation from both offices on January 3, 2003.

(5) These monies were paid to Dr. Shatzko pursuant to a management services agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(6) These stock options were granted on December 16, 2002 as part of the consideration for Dr. Shatzko's agreement to resign effective January 2003, and in recognition of the valuable contribution made by Dr. Shatzko since the formation of the Company.

(7) These monies were paid to Dr. Shatzko on his resignation pursuant to the management services agreement referred to in (5) above.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently  completed  fiscal year, the following  incentive stock
options  were  granted  to  the  Named  Executive   Officers.   No  SARs  (stock
appreciation rights) were granted during this period.

........................ ............... ............. ............ .............. ............... ..................

                                                      % of Total                   Market Value
                                         Securities     Options                   of Securities
                                           Under      Granted to                    Underlying
                                          Options      Employees    Exercise or   Options on the
                                          Granted      in Fiscal    Base Price    Date of Grant
Name                    Date of Grant       (#)          year      ($/ Security) ($/Security) (1)  Expiration Date
........................ ............... ............. ............ .............. ............... ..................

Jan W. Vandersande      Dec 16, 2002     36,000 (2)      18.6%         $1.71          $1.62        Jan 30, 2004 (4)
Paul Shatzko            Dec 16, 2002    150,000 (3)      77.3%         $1.71          $1.62        Feb 2, 2003 (5)
........................ ............... ............. ............ .............. ............... ..................

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

(2) These options are vested monthly at the rate of 3,000 options per month commencing January 31, 2003 through to December 31, 2003.

(3) These stock options were granted on December 16, 2002 as part of the consideration for Dr. Shatzko's agreement to resign effective January 2003, and in recognition of the valuable contribution made by Dr. Shatzko since the formation of the Company.

(4)  30 days after portion has vested.

(5)  30 days following Dr. Shatzko's resignation.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

............................. ............... ................. ............................ ........................

                                                                                             Value of Unexercised
                               Securities                        Unexercised Options at      In-the-Money Options
                              Acquired on       Aggregate            Fiscal Year-End        at Fiscal Year-End ($)
                                Exercise          Value         Exercisable/Unexercisable        Exercisable /
Name                              (#)        Realized ($) (1)              (#)                 Unexercisable (2)
............................. ............... ................. ............................ ........................

Jan W. Vandersande               54,000           $41,550         310,000 (3) / 27,000 (4)       $104,700 / $3,510
Paul Shatzko                    250,000          $108,300             325,000 / Nil              $122,250 / Nil
............................. ............... ................. ............................ ........................

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at March 31, 2003 was $1.84.

(3) 100,000 of these stock options were re-granted after cancellation with an amended exercise price of $2.25 and an extended expiry date of February 1, 2004. The Toronto Stock Exchange considers such cancellation and re-granting to be an amendment of the existing incentive stock options.

(4) These options vest monthly at the rate of 3,000 options per month commencing April 30, 2003 through to December 31, 2003.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined by final compensation of years of service of the Company's officers and key employees.

Compensation Committee

The Company's Compensation Committee consists of Elizabeth Kirkwood, Jonathan Comerford, Carl Verley and David Whittle. However, compensation matters may also be reviewed and approved by the Company's entire board of directors (the "Board").

Report on Executive Compensation

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.

Executive compensation is based on the combination of factors, including a comparative review of information in the mining industry, the nature of the services provided by the executives, their formal qualifications and experience, as well as historical precedent.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on March 31, 1997 with the cumulative total return of the Standard & Poor's TSX Composite Index (formerly the TSX 300 Stock Index) (the "TSX Composite") for the six most recently completed fiscal years of the Company.

                         MOUNTAIN PROVINCE DIAMONDS INC.
                                     ("MPV")
            Comparison of Five Year Total Common Shareholders' Return

                             [GRAPH OF DATA OMITTED]

                      1997       1998        1999       2000       2001        2002       2003
................... .......... .......... ........... .......... .......... ........... ..........
MPV                   $3.30      $5.00      $2.25       $1.20      $0.62      $0.84       $1.84
TSX Composite       5850.22    7558.50    6597.79     9462.39    7608.00    7851.47     6343.29
................... .......... .......... ........... .......... .......... ........... ..........

Termination of Employment, Change in Responsibilities and Employment Contracts

Jan W. Vandersande, President and a director.

The Company entered into a consulting agreement dated June 1, 1997, as amended on January 1, 2001, January 1, 2002 and December 13, 2002 (the "Consulting Agreement") with Jan Vandersande pursuant to which Dr.

Vandersande would receive the following remuneration. The Consulting Agreement provides that the Company and Dr. Vandersande would review and fix the monthly fee on an annual basis, prior to each anniversary of the Consulting Agreement. If the Company and Dr. Vandersande failed to reach an agreement with respect to remuneration, the monthly fee then in effect would continue.

     (a) at the rate of US$14,000 per month for a period of 43 months commencing on the effective date of the Consulting Agreement and ending on December 31, 2000;

     (b) at the rate of US$12,000 per month for a period of 12 months commencing on January 1, 2001 and ending on December 31, 2001;

     (c) at the rate of US$8,000 per month for a period of 12 months commencing on January 1, 2002 and ending on December 31, 2002;

     (d) at the rate of US$8,000 per month for a period of 12 months commencing on January 1, 2003 and ending on December 31, 2003; and

     (e)  thereafter at the rate of US$14,000, commencing on January 1, 2004.

The Company granted to Dr. Vandersande an option to purchase up to 60,000 common shares of the Company for a term of five years at a price of $0.60 per share in consideration of the monthly remuneration rate being reduced during the calendar year 2001, and a further option to purchase up to 25,000 common shares of the Company for a term of five years at a price of $0.67 per share in consideration of the reduction of salary during the 2002 calendar year.

In  addition,  the  Company  will  pay  to  Dr.  Vandersande,   as  a  bonus  in
consideration of continued reduction in remuneration during the 2003 calendar year, the aggregate sum of Cdn$61,560 in 12 equal monthly instalments. The proceeds of each instalment will be applied to the exercise of incentive stock options held in the Company within 30 days of receipt.

The severance amount payable under the Consulting Agreement is an amount equal to the greater of three times the amount of Dr. Vandersande's annual salary at the date of termination, and US$504,000.

Paul Shatzko, former Chairman of the Board and director.

During the fiscal year ended March 31, 2003, the Company paid to Paul Shatzko an aggregate sum of $45,000 as consideration for management services. These services were provided pursuant to the terms of a management services agreement (the "Management Services Agreement") made as of June 1, 1997, as amended on January 1, 2001 and on January 1, 2002. Dr. Shatzko also received stock options to purchase up to 100,000 common shares of the Company under the first amending agreement and additional stock options to purchase up to 25,000 common shares of the Company under the second amending agreement in consideration of the reduction of the monthly remuneration payable to him under the Management Services Agreement.

Effective January 3, 2003, upon the Company receiving Dr. Shatzko's resignation, the Management Services Agreement terminated. In full satisfaction of all contractual, common law and statutory obligations of the Company, the Company granted to Dr. Shatzko an option (the "Option") to purchase 150,000 common shares at an exercise price of $1.71 per share and a termination payment of $331,500, $256,500 of which would be applied toward the exercise of the Option.

There are no other  compensatory plans or arrangements with respect to the Named
Executive  Officers   resulting  from  the  resignation,   retirement  or  other
termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended March 31, 2003, other than the sum of $300 for one board of directors' meeting attended. During that period, the Company paid an aggregate of $1,800 to three directors in this respect.

Also, during the most recently completed fiscal year, the Company paid $28,246 for property evaluation to a company in which a director of the Company has an interest, and an aggregate of $20,340 for secretarial services to third parties related to a director of the Company. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 331,000 common shares to directors. Of these options, 150,000 were granted to Dr. Shatzko on December 16, 2002 as part of the consideration for his agreement to resign effective January 2003, and in recognition of the valuable contribution made by Dr. Shatzko since the formation of the Company.

                              MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

                               NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution decreasing the number of directors of the Company from nine to seven for the ensuing year.

                              ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Company Act (British Columbia) (the "Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

................................. ............................................. .................... ................
                                                                                                       Ownership or
  Name , Present Position(s)                                                                           Control Over
with the Company (1) and Place                                                     Date(s) Served      Voting Shares
       of Residence (3)                  Principal Occupation (2) (3)            as a Director Since     Held (3)
................................. ............................................. .................... ................

Elizabeth J. Kirkwood (4) (5) (6)    Business Executive.                           September 21, 2001        6,000
Chairman of the Board and a
director of the Company.
Canada
................................. ............................................. .................... ................

Jan. W. Vandersande                  President of the Company since May 1996.      May 22, 1996             42,000
President and a director of
the Company.
United States of America
................................. ............................................. .................... ................

Jesus R. Martinez                    Self-employed Professional Mining Engineer.   November 22, 1989        315,850
Corporate Secretary and a
director of the Company.
Canada
................................. ............................................. .................... ................

Carl Verley (4) (5) (6)              Self-employed Geological Consultant.          December 2, 1986         126,250
Director of the Company.
Canada
................................. ............................................. .................... ................

David Whittle (4) (5) (6)            Self-employed Chartered Accountant.           November 1, 1997          5,734
Director of the Company.
Canada
................................. ............................................. .................... ................

D.H.W. (Harry) Dobson                Independent Businessman.                      November 1, 1997      1,164,923 (7)
Director of the Company.
United Kingdom
................................. ............................................. .................... ................

Jonathan Comerford (4) (5) (6)       Investment Manager at IIU Limited since       September 21, 2001         Nil
Director of the Company.             August 1995 to date.
Ireland
................................. ............................................. .................... ................

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2)  Unless  otherwise stated above, any nominees named above not elected at the
     last  annual  general  meeting  have  held  the  principal   occupation  or
     employment indicated for at least five years.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)  Members of the Company's Audit Committee.

(5)  Members of the Company's Compensation Committee.

(6)  Members of the Company's Corporate Governance Committee.

(7) 172,413 of these shares are held indirectly through Middlemarch Partners Limited, an unrelated/independent investment management firm, acting as Portfolio Manager.

An Advance Notice of Meeting inviting nominations for election as directors, as required by section 111 of the Company Act, was published in The Vancouver Province, a Vancouver, British Columbia newspaper, on July 18, 2003. Copies of such Advance Notice of Meeting were delivered to all applicable securities commissions and the Toronto Stock Exchange pursuant to the regulation under the Company Act.

            INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

Mandate of the Board

The Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

o    the Company's strategic planning process,

o the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,

o the Company's succession planning, including appointing, training and monitoring senior management,

o    the Company's major business development initiatives,

o the integrity of the Company's internal control and management information systems,

o    the Company's policies for communicating with shareholders and others, and

o    the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

o approval of the annual capital budget and any material changes to the operating budget,

o    approval of the Company's business plan,

o    acquisition of, or investments in new business,

o    changes in the nature of the Company's business,

o    changes in senior management, and

o    all matters as required under the Company Act.

The Board meets on a regularly scheduled basis and more frequently if required. In fiscal 2003, the Board met five times.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, six of the Company's seven existing and proposed directors are unrelated. The related director of the Company is Jan Vandersande, the President of the Company.

Independence of the Board from Management

The Company's corporate governance structure recognizes the value of separating the offices of chair and chief executive officer. Jan Vandersande is the Company's President and the Board is chaired by Elizabeth Kirkwood.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough  directors to carry out its duties  efficiently,  while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee. Each of these committees is comprised entirely of a majority of unrelated directors. The committees, their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. The Audit Committee is composed of Elizabeth Kirkwood, Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors. During the year ending March 31, 2003, the Audit Committee met four times.

Compensation Committee

The Compensation Committee, in consultation with the President of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. The Compensation Committee is composed of Elizabeth Kirkwood, Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors. During the year ending March 31, 2003, the Compensation Committee met once.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Company to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. The Corporate Governance Committee is composed of Elizabeth Kirkwood, Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors. During the year ending March 31, 2003, the Corporate Governance Committee met once.

                     APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

                                 OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

                                   CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                                         ON BEHALF OF THE BOARD

                                                         /s/"Jan W. Vandersande"
                                                         -----------------------
                                                         Jan W. Vandersande
                                                         President

                                  SCHEDULE "A"

   ........................................ ............ ...............................................................

                                             Does the
          TSX Corporate Governance            Company
            Committee Guidelines             Conform?                               Comments
   ........................................ ............ ...............................................................

   1        The Board should explicitly
            assume responsibility for
            stewardship of the Company
            specifically for:
   ........ ............................... ............ ...............................................................

   (a)      adoption of a strategic             Yes      The Board reviews strategic plans formally on an annual
            planning process                             basis, and informally as required.
   ........ ............................... ............ ...............................................................

   (b)      identification of principal         Yes      The Audit Committee and the Board as a whole have identified
            risks, and implementing risk                 the Company's principal risks and review those risks and the
            management systems                           management thereof on an ongoing basis.
   ........ ............................... ............ ...............................................................

   (c)      succession planning and             Yes      The Board as a whole has the responsibility for succession
            monitoring senior management                 planning as it relates to senior management.  The Board also monitors the performance of senior management.
   ........ ............................... ............ ...............................................................

   (d)      communications policy               Yes      The Board, through and with the assistance of senior
                                                         management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
   ........ ............................... ............ ...............................................................

   (e)      integrity of internal control       Yes      The Audit Committee has the responsibility for the integrity
            and management information                   of internal controls to manage information systems with
            systems                                      respect to financial matters.  The Board, through management, has established internal control and management information systems with respect to other operational matters.
   ........ ............................... ............ ...............................................................

   2        Majority of directors should        Yes      Jan Vandersande is the only related director.
            be "unrelated" (independent
            of management and free from
            conflicting interest)
   ........ ............................... ............ ...............................................................


   ........................................ ............ ...............................................................

                                             Does the
          TSX Corporate Governance            Company
            Committee Guidelines             Conform?                               Comments
   ........................................ ............ ...............................................................

   3        Disclosure for each director        Yes      Jan Vandersande - Related - is President of the Company.
            whether he or she is related,
            and how that conclusion was                  For the remainder of directors and the proposed directors,
            reached                                      none of them or their associates have:

                                                         -    worked for the Company

                                                         -    material contracts with the Company

                                                         -    received remuneration from the Company in excess of
                                                              directors' fees and stock options

                                                         -    a significant shareholding or a relationship with a
                                                              significant shareholder (defined under the TSX
                                                              guidelines as a shareholder with the ability to exercise
                                                              a majority of the votes for the election of the board of
                                                              directors)

                                                         Elizabeth Kirkwood - Unrelated - is Chairman of the Board.

                                                         Jesus Martinez - Unrelated - is Corporate Secretary of the
                                                         Company.

                                                         Carl Verley - Unrelated

                                                         David Whittle - Unrelated

                                                         Harry Dobson - Unrelated

                                                         Jonathan Comerford - Unrelated
   ........ ............................... ............ ...............................................................

   4.a.     Appoint a committee                 No       The Board as a whole assesses the performance and
            responsible for appointment/                 qualification of directors and assesses and recommends
            assessment of directors                      potential nominees to the Board.
   ........ ............................... ............ ...............................................................

   4.b.     Composed exclusively of             N/A
            non-management directors, the
            majority of whom are
            unrelated.
   ........ ............................... ............ ...............................................................

   5        Implement a process for             Yes      The Board as a whole reviews the overall effectiveness of the
            assessing the effectiveness                  Board, its committees, individual directors and management.
            of the Board, its committee
            and directors
   ........ ............................... ............ ...............................................................

   6        Provide orientation and             No       Board turnover is relatively rare.  As a result, the Board
            education programs for new                   provides ad hoc orientation for new directors.
            directors
   ........ ............................... ............ ...............................................................

   7        Consider reducing size of the       Yes      The Board as a whole has reviewed the size of the Board and
            Board, with a view to                        concluded that the current number of directors is appropriate
            improving effectiveness                      to the needs of the Company at this time.
   ........ ............................... ............ ...............................................................


   ........................................ ............ ...............................................................

                                             Does the
          TSX Corporate Governance            Company
            Committee Guidelines             Conform?                               Comments
   ........................................ ............ ...............................................................

   8        Review compensation of              Yes      The Board as a whole considers the compensation of directors
            directors in light of risks                  periodically.
            and responsibilities
   ........ ............................... ............ ...............................................................

   9.a.     Committees should generally         Yes
            be composed of non-management
            directors
   ........ ............................... ............ ...............................................................

   9.b.     Majority of committee members       Yes      All committees are composed entirely of unrelated directors.
            should be unrelated.
   ........ ............................... ............ ...............................................................

   10       Appoint a committee                 Yes      The Corporate Governance Committee has the mandate to review
            responsible for approach to                  the Company's compliance with these guidelines on a continual
            corporate governance issues                  basis and to consider all matters relevant to the corporate governance of the Company.
   ........ ............................... ............ ...............................................................

   11.a.    Define limits to management's
            responsibilities by
            developing mandates for:
   ........ ............................... ............ ...............................................................

            i)   the Board                      No       There is no specific mandate for the Board.  Any
                                                         responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the
                                                         Board.
   ........ ............................... ............ ...............................................................

            ii)  the CEO                        Yes      The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
   ........ ............................... ............ ...............................................................

   11.b.    Board should approve CEO's          Yes      The CEO's corporate objectives are established annually by
            corporate objectives                         the Board in conjunction with management, including the CEO.
   ........ ............................... ............ ...............................................................

   12       Establish structures and            Yes      All Board committees are comprised solely of non-management
            procedures to enable the                     members.
            Board to function
            independently of management
   ........ ............................... ............ ...............................................................

   13.a.    Establish an audit committee        Yes      The Audit Committee is mandated to monitor audit functions,
            with a specifically defined                  the preparation of financial statements, review press
            mandate                                      releases on financial results, review other regulatory
                                                         documents as required and meet with outside auditors
                                                         independently of management.
   ........ ............................... ............ ...............................................................

   13.b.    All members should be               Yes      The Audit Committee is comprised entirely of non-management
            non-management directors                     members.
   ........ ............................... ............ ...............................................................


   ........................................ ............ ...............................................................

                                             Does the
          TSX Corporate Governance            Company
            Committee Guidelines             Conform?                               Comments
   ........................................ ............ ...............................................................

   14       Implement a system to enable        No       No formal system for the engagement of outside advisors has
            individual directors to                      been implemented, however, directors on occasion have been
            engage outside advisors, at                  invited to seek independent counsel at the Company's expense
            the Company's expense                        and have done so.  There is no policy in place prohibiting this activity or establishing specific guidelines as to how such arrangements are to be made.
   ........ ............................... ............ ...............................................................

                                     Proxy

THIS PROXY IS SOLICITED BY MANAGEMENT OF MOUNTAIN PROVINCE DIAMONDS INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON TUESDAY, SEPTEMBER 16, 2003 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints Jan W. Vandersande, the President and a director of the Company, or failing this person, Elizabeth
J. Kirkwood, the Chairman of the Board and a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT
NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:


Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                                For      Against
1.       To decrease the number of directors from nine
         to seven
                                                                For     Withhold
2.       To elect Elizabeth J. Kirkwood as director.
3.       To elect Jan W. Vandersande as director.
4.       To elect Jesus R. Martinez as director.
5.       To elect Carl Verley as director.
6.       To elect David Whittle as director.
7.       To elect D.H.W. (Harry) Dobson as director.
8.       To elect Jonathan Comerford as director.
9.       To appoint KPMG LLP as the auditor of the Company.
                                                                For      Against
10       To  authorize   the   directors  to  set  the
         auditor's remuneration.
11.      To approve the transaction of other business.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE: _____________________________________________________________________

Please Print Name: _____________________________________________________________

Date: __________________________________________________________________________

Number of Shares _______________________________________________________________

Represented by Proxy:  _________________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the Proxy.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1. If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.

2. If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions, please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees named by management as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

================================================================================
To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, by mail or by fax, not later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time for holding the Meeting.

                      Computershare Trust Company of Canada
                  Proxy Dept. 100 University Avenue 9th Floor
                             Toronto Ontario M5J 2Y1
 Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524
================================================================================

                      SUPPLEMENTAL MAILING LIST RETURN CARD

                          (National Instrument 54-101)

NOTICE TO SHAREHOLDERS OF MOUNTAIN PROVINCE DIAMONDS INC.

On July 1, 2002, the Canadian Securities Administrators implemented National Instrument 54-102 Interim Financial Statement and Report Exemption (the "Rule") and National Instrument 54-101 Communication with Beneficial Owners of
Securities of a Reporting Issuer which together replace National Policy 41 Shareholder Communication and establish a new framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly (prior to National Policy 41) required to deliver interim (semi-annual) financial statements only to their registered shareholders. The Rule exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st,, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

================================================================================

TO:      Mountain Province Diamonds Inc. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

--------------------------------------------------------------------------------
Name (Please print)


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------
City/Province (or State)/Postal Code


------------------------------------------------              ------------------
Signature of shareholder, or if shareholder is a              Dated
company, signature of authorized signatory.


Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.


                                Computershare Trust Company of Canada
                                4th Floor, 510 Burrard Street
                                Vancouver, British Columbia, Canada V6C 3B9


                                Tel: (604) 661-9400 or Toll Free: 1-888-661-5566
                                Fax: (604) 661-9480

                      Consolidated Financial Statements of

                         MOUNTAIN PROVINCE DIAMONDS INC.

                       Years ended March 31, 2003 and 2002

[KPMG LOGO OMITTED]

                   KPMG  LLP
                   Chartered Accountants
                   Box 10426, 777 Dunsmuir Street       Telephone (604) 691-3000
                   Vancouver BC V7Y 1K3                 Telefax   (604) 691-3031
                   Canada                               www.kpmg.ca

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied, except for to the change in accounting policy for stock-based compensation as explained in note 2(f) to the financial statements, on a consistent basis.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

June 13, 2003

[KPMG LOGO OMITTED]

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets

March 31, 2003 and 2002

-------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                                            $     1,210,076      $       585,879
     Accounts receivable                                                           24,941               38,679
     Marketable securities (note 3)                                                32,392               32,392
     Advances and prepaid expenses                                                 10,196                7,192
-------------------------------------------------------------------------------------------------------------------
     Total current assets                                                       1,277,605              664,142

Assets held for sale (note 4)                                                           -              100,000

Mineral properties (note 5)                                                     1,701,659            1,628,822

Deferred exploration costs (note 5)                                            31,421,493           31,492,926

Equipment (note 6)                                                                 17,198               61,274
-------------------------------------------------------------------------------------------------------------------

Total assets                                                              $    34,417,955      $    33,947,164
-------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $       228,299      $       213,209
     Due to related party (note 9)                                                  3,050               99,036
     Taxes payable                                                                  8,796               12,000
-------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                    240,145              324,245

Shareholders' equity:
     Share capital (note 7)                                                    55,719,260           53,470,446
     Contributed surplus (note 7(c))                                               24,419                    -
     Deficit                                                                  (21,565,869)         (19,847,527)
-------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                34,177,810           33,622,919
-------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                $    34,417,955      $    33,947,164
-------------------------------------------------------------------------------------------------------------------

Nature of operations (note 1)
Commitments (note 8)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


/s/"Jan Vandersande"      Director       /s/"Jesus Martinez"       Director
--------------------------               --------------------------

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit

Years ended March 31, 2003 and 2002

-------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-------------------------------------------------------------------------------------------------------------------

Expenses:
     Amortization                                                        $         17,319     $         19,357
     Capital taxes (recovery)                                                           -              (15,600)
     Consulting fees (notes 7(c) and 9)                                           189,474              227,023
     Directors' fees and honorarium                                                12,493                2,000
     Interest and bank charges                                                      2,489                2,344
     Management fees (note 9)                                                     376,500               96,000
     Office and miscellaneous                                                     132,898              159,994
     Professional fees                                                            240,203              167,444
     Promotion and investor relations                                             213,760              193,010
     Property evaluation and maintenance                                           62,076              108,197
     Rent                                                                          37,095              126,356
     Salaries and benefits                                                        166,550              231,984
     Transfer agent and regulatory fees                                            55,697               55,475
     Travel                                                                        59,944               83,114
-------------------------------------------------------------------------------------------------------------------
                                                                                1,566,498            1,456,698

Other earnings (expenses):
     Interest                                                                      19,034               17,901
     Loss from write-down of marketable securities                                      -               (3,868)
     Loss on disposal of equipment                                                (44,862)                   -
     Write-down of mineral properties and deferred exploration                   (120,435)                   -
-------------------------------------------------------------------------------------------------------------------
                                                                                 (146,263)              14,033
-------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                                       (1,712,761)          (1,442,665)

Income tax expense (note 10)                                                        5,581               13,216
-------------------------------------------------------------------------------------------------------------------

Loss for the year                                                              (1,718,342)          (1,455,881)

Deficit, beginning of year                                                    (19,847,527)         (18,391,646)
-------------------------------------------------------------------------------------------------------------------

Deficit, end of year                                                     $    (21,565,869)    $    (19,847,527)
-------------------------------------------------------------------------------------------------------------------


Basic and diluted loss per share                                         $         (0.03)     $         (0.03)

Weighted average number of shares outstanding                                  49,345,950           46,734,442

-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows

Years ended March 31, 2003 and 2002

-------------------------------------------------------------------------------------------------------------------
                                                                                     2003                 2002
-------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Cash flows provided by (used in) operating activities:

     Loss for the year                                                      $   (1,718,342)     $   (1,455,881)
     Items not involving cash:
         Amortization                                                               17,319              19,357
         Loss from write-down of marketable securities                                   -               3,868
         Loss on disposal of equipment                                              44,862                   -
         Write-down of mineral properties and deferred exploration                 120,435                   -
         Stock-based compensation expense                                           24,419                   -
     Changes in non-cash operating working capital:
       Accounts receivable                                                          13,738              (6,180)
       Advances and prepaid expenses                                                (3,004)             48,722
       Accounts payable and accrued liabilities                                     15,090              10,265
       Due to related party                                                        (95,986)              3,926
       Taxes payable                                                                (3,204)              6,640
-------------------------------------------------------------------------------------------------------------------
     Cash flows used in operating activities                                    (1,584,673)         (1,369,283)

Cash flows provided by (used in) investing activities:
     Deferred exploration costs                                                          -             (44,456)
     Mineral properties                                                            (21,839)                  -
     Purchase of equipment                                                         (19,105)             (3,772)
     Proceeds on sale of equipment                                                   1,000                 788
-------------------------------------------------------------------------------------------------------------------
     Cash flows used in investing activities                                       (39,944)            (47,440)

Cash flows provided by financing activities:
     Shares issued for cash, net of costs                                        2,248,814             920,409
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                   624,197            (496,314)

Cash and cash equivalents, beginning of year                                       585,879           1,082,193
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                      $    1,210,076      $      585,879
-------------------------------------------------------------------------------------------------------------------

Supplementary information:
     Income taxes paid                                                      $        8,201      $        6,576
     Non-cash transactions:
         Shares issued pursuant to Rabbit Track
           Diamond Project (note 5(c))                                                  -               29,000

-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

1.   Nature of operations:

     On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

     The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continuing operations of the Company and the recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company to obtain the necessary financing to meet the Company's liabilities and commitments as they become payable and to complete exploration and development, the discovery of economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off capitalized costs.

2.   Significant accounting principles:

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

     (a)  Basis of consolidation:

          The  consolidated  financial  statements  include the  accounts of the
          Company and its wholly owned subsidiaries, Mountain Province Mining Corp. (U.S.A.) and Mountain Glen Mining Inc. All significant intercompany amounts and transactions have been eliminated on consolidation.

     (b)  Cash and cash equivalents:

          Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

     (c)  Marketable securities:

          Marketable securities are carried at the lower of cost and market value.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

2.   Significant accounting principles (continued):

     (d)  Mineral properties and deferred exploration costs:

          The Company accounts for its mineral properties whereby all direct costs related to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated recoverable reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

          The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

          All general and administrative expenses are expensed as incurred.

     (e)  Equipment:

          Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:


          ----------------------------------------------------------------------
          Asset                                                          Rate
          ----------------------------------------------------------------------
          Furniture and equipment                                         20%
          Computers                                                       30%
          ----------------------------------------------------------------------

     (f)  Stock-based compensation:

          Effective April 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock based payments. The new recommendations are applied prospectively.

          No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The Company accounts for all stock based payments to non-employees, and employee awards that are direct award of stock, granted on or after April 1, 2002, using the fair value method.

          Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non forfeitable at the grant date is measured and recognized at that date.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

2.   Significant accounting principles (continued):

     (g)  Income taxes:

          The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

     (h)  Loss per share:

          Basic loss per share is calculated by dividing loss available to common shareholders (to the Company this is loss for the year) by the weighted average number of common shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

     (i)  Foreign currency translation:

          Monetary assets and liabilities expressed in a foreign currency are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

     (j)  Financial instruments:

          The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of the marketable securities is disclosed in note 3.

     (k)  Use of estimates:

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, assets held for sale and capital assets and their useful lives for amortization or depletion. Actual results could differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

3.   Marketable securities:

     The quoted market value of marketable securities at March 31, 2003 was $100,178 (2002 - $32,392).

4.   Assets held for sale:

     During the year ended March 31, 2001, the Company wrote down the assets held for sale by $1,220,211 to $100,000, being the estimated net amount to be realized on a proposed sale of the assets. As of March 31, 2003, the Company is no longer attempting to sell these assets and the carrying value has been reclassified from assets held for sale to the Haveri mineral property project (note 5).

5.   Mineral properties and deferred exploration:

     Acquisition costs:

     ---------------------------------------------------------------------------
                                                    2003                 2002
     ---------------------------------------------------------------------------

     AK/CJ claims                           $    3,847,553      $     3,847,553
     Proceeds received on sale of royalty       (2,295,000)          (2,295,000)
     ---------------------------------------------------------------------------
                                                 1,552,553            1,552,553

     Baffin Island Project                          27,267               27,267
     Rabbit Tracks Diamond Project                      -                49,000
     Ketza River Project                                -                     1
     Molanosa Diamond Project                           -                     1
     Haveri Project                                121,839                   -
     ---------------------------------------------------------------------------

                                           $     1,701,659      $     1,628,822
     ---------------------------------------------------------------------------

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

5.   Mineral properties and deferred exploration (continued):

     Deferred exploration:

-------------------------------------------------------------------------------------------------------------------
                                                                            Rabbit Tracks
                                                          Baffin Island           Diamond
                                               AK/CJ            project           Project                Total
-------------------------------------------------------------------------------------------------------------------

     Balance, March 31, 2001           $  30,861,544        $   556,973       $    29,953        $  31,448,470

     Exploration expenditures:
         Airborne and geophysical survey           -                  -            28,764               28,764
         Consulting and other
           professional services                   -              2,307             3,776                6,083
         Line-cutting                              -                  -            12,000               12,000
         Report and filing fees                    -                669                 -                  669
         Travel, transportation
           and supplies                            -                  -             8,537                8,537
         Reimbursement of costs by
           provincial government                   -                  -           (11,597)             (11,597)
-------------------------------------------------------------------------------------------------------------------
                                                   -              2,976            41,480               44,456
-------------------------------------------------------------------------------------------------------------------

     Balance, March 31, 2002              30,861,544            559,949            71,433           31,492,926

     Write-down of deferred exploration
       costs                                       -                  -           (71,433)             (71,433)
-------------------------------------------------------------------------------------------------------------------

     Balance, March 31, 2003           $  30,861,544        $   559,949       $         -        $  31,421,493
-------------------------------------------------------------------------------------------------------------------

     (a)  AK/CJ claims:

          Effective November 1, 1997, the Company held a 90% interest in the AK/CJ claims located in the District of Mackenzie, Northwest Territories. Camphor Ventures Inc. ("Camphor") held the remaining 10% interest in the claims.

          Pursuant to a joint venture agreement between the Company, Camphor and De Beers Canada Exploration Inc. ("De Beers Canada"), De Beers Canada was granted the right to earn up to a 60% interest in the AK/CJ claims by spending specified amounts on further exploration and development of the properties.

          In March 2000, De Beers Canada agreed to carry all subsequent costs incurred and committed to certain minimum expenditures and activities per year. In return, De Beers Canada was to earn its 51% interest on completion of a desktop study of the project. This study was completed and presented in August 2000. Thus the Company currently holds a 44.1% interest and Camphor a 4.9% interest. Decisions are to be jointly (via a management committee consisting of two members each from De Beers Canada and the Company) made as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada is to update its desktop study on an annual basis up to and including 2004 and continue to fund the exploration and development work. Once the desktop study shows that an internal rate or return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed with the feasibility study, De Beers interest will be diluted down to a 30%.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

5.   Mineral properties and deferred exploration (continued):

     (a)  AK/CJ claims (continued):

          Upon completion of a feasibility study, De Beers interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers interest shall increase to 60%.

          All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers for all exploration and development costs incurred by De Beers outside of the Kennedy Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

          During the years ended March 31, 2003 and 2002, the venturers allowed certain claims to lapse. As the claims that were retained relate to the area that is of interest, no write-down has been taken related to the lapsing of the claims.

     (b)  Baffin Island claims:

          Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. The Company has incurred the minimum required expenditure and exercised its option. Upon commencement of a bulk sampling program, which has yet to occur, the Company must issue 50,000 fully paid common shares to the optionor and upon commencement of a full feasibility study of the construction and development of a mine on the property, the Company will issue a further 50,000 common shares to the optionor. Subsequent to entering into the agreement, the Company staked another claim that is subject to the option agreement.

     (c)  Rabbit Tracks Diamond project:

          During the year ended March 31, 2003, the Rabbit Tracks Diamond property in Manitoba was written down to a nil value as the Company will not be proceeding further with exploration, and will not be renewing the claims.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

5.   Mineral properties and deferred exploration (continued):

     (d)  Haveri project:

          The Company has a 100% interest in this mineral property located in Northern Europe. Pursuant to an amended acquisition agreement, the Company has granted a third party a right to receive an aggregate commencement-of-production payment of US$500,000 phased over two years.

          On October 10, 2002, Vision Gate Ventures Limited ("Vision Gate") was granted an option to acquire a 70% undivided interest in the Haveri Mine. In exchange for this option, Vision Gate must expend a total of $1,650,000 in exploration and development expenditures over three years as follows:

          ----------------------------------------------------------------------

          By:
              October 10, 2003                                    $       50,000
              October 10, 2004                                           600,000
              October 10, 2005                                         1,000,000

          ----------------------------------------------------------------------

          Vision Gate may exercise the option as to a 51% undivided interest at any time prior to October 10, 2004 by delivering written notice confirming a cumulative total of $650,000 in expenditures; and the remaining 19% undivided interest at any time prior to October 10, 2005 by delivering written notice confirming a cumulative total of $1,650,000 in expenditures.

          Once a positive feasibility study of the construction and development of a mine on the property is complete, Vision Gate will issue 200,000 of its common shares to the Company. Once commercial production begins on the property, Vision Gate will issue a further 200,000 of its common shares to the Company. Vision Gate is entitled to terminate the agreement at any time prior to the exercise date on 30 days written notice.

6.   Equipment:

          ----------------------------------------------------------------------
                                                Accumulated             Net book
          2003                     Cost        amortization                value
          ----------------------------------------------------------------------

          Furniture       $      11,088               8,364         $      2,724
          Equipment              15,497               4,663               10,834
          Computers              14,584              10,944                3,640
          ----------------------------------------------------------------------

                          $      41,169        $     23,971         $     17,198
          ----------------------------------------------------------------------

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

6.   Equipment (continued):

          ----------------------------------------------------------------------
                                                Accumulated             Net book
          2002                     Cost        amortization                value
          ----------------------------------------------------------------------

          Furniture       $      59,255        $     42,438         $     16,817
          Equipment              73,548              54,945               18,603
          Computers             108,523              82,669               25,854
          ----------------------------------------------------------------------

                          $     241,326        $    180,052         $     61,274
          ----------------------------------------------------------------------


7.   Share capital:

     (a)  Authorized:
                500,000,000 common shares without par value

     (b)  Issued and fully paid:

          --------------------------------------------------------------------------------------------------------
                                                                                   Number
                                                                                of shares               Amount
          --------------------------------------------------------------------------------------------------------

          Balance, March 31, 2001                                               62,166,188      $    69,337,518

          Less:  shares owned by wholly owned subsidiary                       (16,015,696)         (16,816,481)
          --------------------------------------------------------------------------------------------------------
                                                                                46,150,492           52,521,037

          Issued pursuant to Rabbit Tracks Diamond
            Project (note 5(c))                                                     50,000               29,000

          Issued for cash pursuant to:
               Private placement                                                 1,636,912              902,409
               Exercise of stock options                                            30,000               18,000
          --------------------------------------------------------------------------------------------------------

          Balance, March 31, 2002                                               47,867,404           53,470,446

          Issued for cash pursuant to:
               Exercise of stock options                                           544,900              607,829
               Exercise of warrants                                              2,169,766            1,640,985
          --------------------------------------------------------------------------------------------------------

          Balance, March 31, 2003                                               50,582,070      $    55,719,260
          --------------------------------------------------------------------------------------------------------

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

7.   Share capital (continued):

     (c)  Stock options:

          The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2003, the Company has 2,399,100 (2002 - 3,661,000) stock options outstanding in total, comprised of 1,919,100 (2002 - 2,045,000) granted inside the Plan and 480,000 (2002
          - 1,516,000) granted outside the plan.

-------------------------------------------------------------------------------------------------------------------
                                                                              Number          Weighted average
                                                                           of shares            exercise price
-------------------------------------------------------------------------------------------------------------------

         Balance, March 31, 2001                                           2,197,036                   $  2.38
              Granted                                                      1,845,000                      1.27
              Exercised                                                      (30,000)                     0.60
              Expired                                                       (261,700)                     3.46
              Cancelled                                                      (89,336)                     1.72
-------------------------------------------------------------------------------------------------------------------

         Balance, March 31, 2002                                           3,661,000                      1.78
              Granted                                                        364,000                      1.61
              Exercised                                                     (544,900)                     1.12
              Expired                                                     (1,081,000)                     2.78
-------------------------------------------------------------------------------------------------------------------

         Balance, March 31, 2003                                           2,399,100                   $  1.46
-------------------------------------------------------------------------------------------------------------------

          The following table summarizes information about the stock options outstanding and exercisable at March 31, 2003:

-------------------------------------------------------------------------------------------------------------------
                                                 Options outstanding                   Options exercisable
-------------------------------------------------------------------------------------------------------------------
                                                      Weighted          Weighted                       Weighted
         Range of                        Number        average           average         Number         average
         exercise prices              of shares remaining life    exercise price    exercisable  exercise price
-------------------------------------------------------------------------------------------------------------------

         $0.60 - $0.67                  325,000      3.2 years            $ 0.63        325,000          $ 0.63
         $1.01 - $1.50                1,520,500      3.2 years              1.37      1,520,500            1.37
         $1.71 - $2.25                  553,600      1.0 years              2.19        507,000            2.24
-------------------------------------------------------------------------------------------------------------------

                                      2,399,100      2.7 years            $ 1.46      2,352,500          $ 1.45
-------------------------------------------------------------------------------------------------------------------

          At March 31, 2003, there were 46,600 options with an exercise price of $1.71 that vest between April 30, 2003 to December 31, 2003. All other options are fully vested.

          During the year ended  March 31,  2003,  the Company  granted  339,000 options to directors, officers and employees at exercise prices ranging from $1.36 to $1.71 per share. The weighted average fair value of the options granted to employees in 2003 was $0.26. In accordance with the Company's stated accounting policy (note 2(f)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

7.   Share capital (continued):

     (c)  Stock options (continued):

          The Company also granted 25,000 options to a consultant during fiscal 2003 at an exercise price of $2.06 per share. These options had a term of five years or 30 days after cessation of the consulting arrangement. The fair value of the 25,000 options granted to the consultant has been estimated to be $24,419 and has been recorded as consulting expense in the year ended March 31, 2003.

          The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee stock-based compensation plans. The pro forma adjustments presented below pertain to the 339,000 new options granted to employees since adoption of the new stock-based compensation standards on April 1, 2002 as described in note 2(f). The pro forma disclosure does not include the effect of awards granted before April 1, 2002.

          Reconciliation of pro forma net loss to common shareholders:

          ----------------------------------------------------------------------
          Net loss as reported                                  $    (1,718,342)
          Pro forma adjustment                                          (69,957)
          ----------------------------------------------------------------------
          Pro forma net loss                                    $    (1,788,299)
          ----------------------------------------------------------------------
          Pro forma basic and diluted loss per share            $        (0.04)
          ----------------------------------------------------------------------

          The fair value of the options granted to employees and non-employees in 2003 has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

          ----------------------------------------------------------------------
          Dividend yield                                                      0%
          Expected volatility                                          62% - 75%
          Risk-free interest rate                                           4.0%
          Expected lives                                          1 to 30 months
          ----------------------------------------------------------------------

     (d)  Share purchase warrants:

          The following presents the continuity of share purchase warrants outstanding:

-----------------------------------------------------------------------------------------------------------------------
                             Balance,                                       Balance,
                            March 31,                                      March 31,   Exercise
         Issue date              2002     Issued   Exercised     Lapsed         2003      price  Expiry date
-----------------------------------------------------------------------------------------------------------------------

         September 15, 2000   983,666          -    (983,666)         -            -      $0.80  September 15, 2002
         October 24, 2000     880,066          -    (755,066)  (125,000)           -       0.80  October 24, 2002
         December 6, 2001   1,636,912          -    (431,034)         -    1,205,878       0.58  December 6, 2004
-----------------------------------------------------------------------------------------------------------------------

                            3,500,644          -  (2,169,766)  (125,000)   1,205,878
-----------------------------------------------------------------------------------------------------------------------

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

7.   Share capital (continued):

     (d)  Share purchase warrants (continued):

-----------------------------------------------------------------------------------------------------------------------
                             Balance,                                       Balance,
                            March 31,                                      March 31,   Exercise
         Issue date              2001     Issued   Exercised     Lapsed         2002      price  Expiry date
-----------------------------------------------------------------------------------------------------------------------

         September 15, 2000   983,666          -           -          -      983,666      $0.80  September 15, 2002
         October 24, 2000     880,066          -           -          -      880,066      $0.80  October 24, 2002
         December 6, 2001           -  1,636,912           -          -    1,636,912      $0.58  December 6, 2004
-----------------------------------------------------------------------------------------------------------------------

                            1,863,732  1,636,912           -          -    3,500,644
-----------------------------------------------------------------------------------------------------------------------

8.   Commitments:

     The Company is committed to total minimum payments of $16,910 under operating leases that expire in 2004.

     The Company has entered into a consulting agreement with an officer of the Company which provides for severance in an amount that is equal to the greater of (i) three times annual salary; and (ii) US$504,000. The severance is applicable in the event of termination without cause, in certain change of control conditions of the Company or if the respective officer ceases to be a director of the Company for any reason provided there is an absence of just cause.


9.   Related party transactions:

     Included in management fees during the year ended March 31, 2003 is $45,000 (2002 - $96,000) for management services to a director of the Company and a $331,500 (2002 - nil) severance payment to a director.

     During the year ended March 31, 2003, the Company paid $193,301 (2002 - $207,913) for consulting, management, property evaluation and administration services to a director and to companies in which other directors have an interest.

     During the year ended March 31, 2003, the Company paid $20,340 (2002 - $35,200) for secretarial and public relations services to individuals related to a director of the Company.

     As at March 31, 2003, $3,050 (2002 - $99,036) was owed to directors of the Company. Amounts are repayable on demand, unsecured and non-interest bearing.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2003 and 2002

--------------------------------------------------------------------------------

10.  Income taxes:

     Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 42.6% (2002 - 42.6%) to pre-tax income from continuing operations primarily as a result of losses, the tax benefit of which have not been recognized. Income tax expense of $5,581 (2002 - $13,216) relates to large corporations tax.

     As at March 31, 2003, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

     ---------------------------------------------------------------------------
                                                         2003            2002
     ---------------------------------------------------------------------------

     Mineral properties and deferred exploration    $  (286,000)    $  (715,000)
     Loss carry forwards                              3,827,000       5,414,000
     Equipment                                          167,000         145,000
     Other                                                4,000              -
     ---------------------------------------------------------------------------
                                                      3,712,000       4,844,000
     Valuation allowance                             (3,712,000)     (4,844,000)
     ---------------------------------------------------------------------------

     Net future income tax asset (liability)        $        -      $        -
     ---------------------------------------------------------------------------

     At March 31, 2003, the Company has available losses for income tax purposes totalling approximately $9.0 million, expiring at various times from 2004 to 2010. Of the available losses $3.6 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available tax pools of approximately $32.5 million, which may be carried forward and utilized to reduce future taxable income. Included in the $32.5 million of tax pools is $24.5 million that is successored, which can only be utilized against taxable income from specific mineral properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes.

Results

The Company's loss for the fiscal year ended March 31, 2003 ("fiscal 2003") totaled $1,718,342 or $0.03 per share compared to $1,455,881 or $0.03 per share for the fiscal year ended March 31, 2002 ("fiscal 2002"). These losses include the loss of the Company's wholly owned subsidiary Mountain Glen Mining Inc.
(MGM). MGM's loss for fiscal 2003 was $76,836 compared to a loss of $130,583 during fiscal 2002.

During fiscal 2003, operating expenses were $1,566,498 compared to $1,456,698 in fiscal 2002. The operating expenses for fiscal 2003 included a one-time severance payment of $331,500 to a director of the Company and a $24,419 stock-based compensation expense for the granting of stock options to a consultant for services rendered. If these two expenses were excluded (as no such expenses were incurred in fiscal 2002) then the operating expenses for fiscal 2003 would actually have been 16.9% lower compared to those for fiscal 2002. The reduction in operating expenses was due to various cost cutting measures which included reductions in wages, consulting & management fees and lower insurance, rent, office costs etc. This reduction was offset by increased legal fees due in part due to the extra work required as a result of the introduction of the Sarbanes-Oxley Act.

During fiscal 2003 the Company's interest income was $19,034 compared to $17,901 a year earlier.

The fiscal 2003 expenses include a write-down of $120,435 of mineral properties and deferred exploration costs, relating mostly to the Rabbit Tracks Diamond Project in Manitoba. There was no write-down of mineral property during fiscal 2002.

Liquidity and Cash Resources

Since its inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At March 31, 2003, the Company had $1,210,076 in cash and cash equivalents, compared with $585,879 a year earlier. At March 31, 2003 the Company had a working capital position of $1,037,460 compared to $339,897 a year earlier. The Company had no long-term debt at March 31, 2003 or March 31, 2002. All exploration expenditures in respect of the Gahcho Kue Project on the AK claims, the Company's most significant property, are the responsibility of De Beers Canada Exploration Inc. (a wholly owned subsidiary of De Beers Consolidated Mines Ltd.), the 51% owner of the property.

Financing Activities

During fiscal 2003 the Company received $607,829 for issuing 544,900 shares upon the exercise of various stock options. During fiscal 2003 the Company received $1,640,985 upon the exercise of warrants to purchase 2,169,766 shares. During fiscal 2002 the Company raised gross proceeds of $949,409 by a private placement of 1,636,912 units to five placees at a price of $0.58 per unit. Each unit comprised one share and one non-transferable share purchase warrant. Each warrant may be exercised to purchase one common share of the Company at a price of $0.58 per share until December 6, 2004. During fiscal 2002 the Company received $18,000 for issuing 30,000 shares upon the exercise of stock options.

Investing Activities

No property acquisitions were made during fiscal 2003. During fiscal 2002, the Company incurred acquisition costs of $29,000 for the Rabbit Tracks Diamond property in Manitoba.

The Company did not incur any exploration costs during fiscal 2003. During fiscal 2002 the Company spent $53,077 on exploration work in respect of the Rabbit Tracks Diamond project in Manitoba. However, since the Manitoba government reimbursed $11,597, the net cost to the Company was $41,480. During fiscal 2002 the exploration costs in respect of the Baffin Island property amounted to $2,976. De Beers Canada Exploration Inc. paid all costs for work on and related to the AK-CJ claims during fiscal 2003 and fiscal 2002.

Outlook

The Company is likely to continue incurring annual losses until it may achieve production from the Gahcho Kue project. There is no assurance that the property will be placed into development or production. In August 2000 De Beers completed the original desktop study, which evaluated the costs of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes was below the agreed upon rate of return needed to proceed to the next phase. In terms of the agreement between Mountain Province Diamonds and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was more bulk sampling to recover additional diamonds (2001 and
2002). The second component was an aggressive exploration program aimed at adding to the existing resource. The results of the 1999, 2001 and 2002 bulk samples (modeled revenues per tonne and grades) combined with updated cost estimates were used to update the original desktop study. The updated desktop study was completed in April 2003. Even though the study shows that estimated capital costs have increased only slightly and that the estimated operating costs have dropped significantly, the effect of lower diamond values (especially for the Hearne pipe) and a lower US dollar against the Canadian dollar since the 2000 desktop study, has resulted in an internal rate of return (IRR) slightly less than that obtained previously. Considering the indicated IRR, which is well below the agreed hurdle rate, combined with the current geo-political environment and economic uncertainties, De Beers has decided to postpone a pre-feasibility decision until next year when the desktop study will be updated again. In the meantime De Beers will continue with exploration in the Kelvin-Faraday area with an objective to adding to the existing resource.

Then, at the end of July 2003, De Beers notified the Company that work on a detailed cost estimate of a pre-feasibility study for the Gahcho Kue Project has started. The cost estimate will be presented to the De Beers Board in November 2003 and if approval is given, a pre-feasibility study will start in early 2004.

It is anticipated that the cash and cash equivalents on March 31, 2003 will provide the Company with sufficient funds until approximately late calendar 2004. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date well into 2005. However, there is no assurance that such stock options or warrants will be exercised in which case the Company will consider undertaking an equity financing. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

Risk Factors

All of the resource properties in which the Company has an interest are in the exploration stages only and are without a known body of commercial ore or minerals. Development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of the mineral deposit including the quantity and quality of the ore, proximity to or cost to develop infrastructure for extraction, financing costs, mineral prices and the competitive nature of the industry. Also of key importance are governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment and the importing and exporting of minerals. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture partners to fund its exploration and evaluation activities. There can be no assurance that adequate funding will be available for these purposes when required. However, with regard to the Gahcho Kue project, the Company is carried to production with De Beers Canada paying all expenses.

Selected Quarterly Information



                                             2003
                       ---------------------------------------------------------

                           Q1         Q2         Q3        Q4          Total
                       ---------------------------------------------------------
  Loss for period      $ 279,791  $ 283,434  $ 595,911 $ 559,206   $ 1,718,342
  Loss per share       $    0.01  $    0.01  $    0.01 $    0.01   $      0.03




                                             2002
                       ---------------------------------------------------------
                           Q1         Q2         Q3        Q4          Total
                       ---------------------------------------------------------
  Loss for period      $ 451,160  $ 418,220  $ 316,357 $  270,144  $ 1,455,881
  Loss per share       $    0.01  $    0.01  $    0.01 $    0.01   $      0.03


Forward Looking Statements

Some of the statements contained in this annual report are forward-looking statements such as statements that describe the Company's future plans, including words to the effect that the Company or management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to many factors, most of which are beyond the control of the Company.

[COMPUTERSHARE LOGO OMITTED]

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604)661-9400 Fax: (604)683-3694

August 15, 2003

To:      All Applicable Commissions and Exchanges

Dear Sirs:

Subject: MOUNTAIN PROVINCE DIAMONDS INC.

We confirm that the following material was sent by pre-paid mail on August 15, 2003, to the registered common shareholders of the subject Corporation:

A.   Notice of Annual General Meeting / Information Circular
B. Annual Report 2003 including Financial Statements for the years ended March 31, 2003 and 2002
C.   Proxy
D.   Supplemental Mailing List Return Card E. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.


Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
"Mariano Banting"
Assistant Account
Manager Client Services, Stock Transfer Dept.
Tel(604)661-9479
Fax(604)683-3694

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Mountain Province Diamonds Inc.
                                               (Registrant)

Date August 15, 2003                  By:      /S/  "Pradeep Varshney"
     ----------------                          ---------------------------------
                                               (Print)  Name:   Pradeep Varshney
                                               Title:   Chief Financial Officer